UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Rule 13d-101
Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
 and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 2)*

                      NOVA MEASURING INSTRUMENTS LTD.
(Name of Issuer)

         ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

                                                   M7516K103
(CUSIP Number)

Matti Tiber, Adv. Clal Electronics Industries Ltd. 3 Azrieli Center, Triangle Tower Tel Aviv, 67023 Tel: 972-3-6075794 Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                December 2, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Electronics Industries Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Clal Industries and Investments Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3
4		SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nochi Dankner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Shelly Dankner-Bergman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Avraham Livnat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. M7516K103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ruth Manor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,823,584
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,823,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,823,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.60%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 amends Item 5 of the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of Nova Measuring Instruments Ltd. Capitalized terms used in this Amendment No. 2 without definition have the meanings assigned to them in the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer

(1) The Issuer advised the Reporting Persons that there were 15,182,348 Ordinary Shares outstanding as of December 10, 2003. The percentages of Ordinary Shares outstanding set forth above in this Item 5 are based on this number.

During the period from November 20, 2003 through December 10, 2003, Clal Electronics made the following sales of Ordinary Shares of the Issuer, totaling 255,500 Ordinary Shares, at prices ranging from $6.500 to $7.600 per share, all of which were made in open market transactions on the NASDAQ:

Date	Amount of Ordinary Shares	Price Per Share (US $)
November 20, 2003	25,000	6.830
November 21, 2003	6,500	6.500
November 21, 2003	1,000	6.600
November 25, 2003	22,800	6.500
November 25, 2003	800	6.510
November 25, 2003	200	6.550
November 26, 2003 November 27, 2003	600 2,360	6.500 6.500
December 1, 2003	1,619	6.500
December 1, 2003	1,326	6.520
December 1, 2003	487	6.540
December 1, 2003	1,100	6.560
December 1, 2003	100	6.561
December 1, 2003	200	6.620
December 1, 2003	100	6.690
December 1, 2003	100	6.700
December 2, 2003	17,800	6.600
December 2, 2003	5,000	6.610
December 2, 2003	600	6.620
December 2, 2003	2,700	6.630
December 2, 2003	1,600	6.640
December 2, 2003	2,430	6.650
December 2, 2003	10,100	6.660
December 2, 2003	10,478	6.700
December 2, 2003	9,406	6.720
December 2, 2003	2,900	6.730
December 2, 2003	400	6.640
December 2, 2003	11,694	6.760
December 2, 2003	10,600	6.900
December 2, 2003	1,987	6.910
December 2, 2003	3,400	6.920
December 2, 2003	4,613	6.930
December 2, 2003	5,000	6,960
December 2, 2003	500	7.000
December 3, 2003	20,000	7.034
December 3, 2003	2,000	7.050
December 3, 2003	3,000	7.100
December 3, 2003	2,500	7.150
December 3, 2003	2,000	7.200
December 3, 2003	2,500	7.250
December 3, 2003	2,000	7.300
December 3, 2003	3,000	7.350
December 3, 2003	3,000	7.400
December 3, 2003	2,000	7.450
December 3, 2003	10,330	7.500
December 3, 2003	2,000	7.550
December 3, 2003	670	7.600
December 4, 2003	3,000	6.900
December 4, 2003	2,000	6.950
December 8, 2003	640	6.660
December 8, 2003	620	6.650
December 8, 2003	13,740	6.620
December 8, 2003	6,100	6.570
December 8, 2003	8,900	6.500

As of December 10, 2003, Clal Electronics was the direct owner of 2,823,584 Ordinary Shares of the Issuer, constituting approximately 18.60% of the Ordinary Shares of the Issuer.

As of December 10, 2003, IDB Holding, IDB Development, Clal Industries and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 2,823,584 Ordinary Shares held by Clal Electronics, constituting approximately 18.60% of the Ordinary Shares.

Signature

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: December 2, 2003,

CLAL ELECTRONICS INDUSTRIES LTD. CLAL INDUSTRIES AND INVESTMENTS LTD. IDB DEVELOPMENT CORPORATION LTD. IDB HOLDING CORPORATION LTD. NOCHI DANKNER SHELLY DANKNER-BERGMAN AVRAHAM LIVNAT RUTH MANOR
By:	IDB HOLDING CORPORATION LTD.
By: S/ Zehavit Joseph and Arthur Caplan

Zehavit Joseph and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd. for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed to Amendment No. 1 to Schedule 13D as exhibits 5-11, as filed.

Exhibit 1
(Information provided as of December 10, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Industries and Investments Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position in Clal Industries	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Co-CEO	Vice President of Taavura Holdings

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Co-CEO	Partner in Fischer, Behar, Chen & Co. law firm, Chairman of Ganden Tourism & Aviation Ltd., Vice-Chairman of Ganden Holdings Ltd., Director of Companies

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the Board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	CEO of Automobile Companies

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of Companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group

Mark Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Director of Companies

Yecheskel Dovrat 1 Nachshon St. Ramat Hasharon, Israel	Director	Economics consultant & Director of Companies

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Director and Chief Executive Officer of IDB Holding and IDB Development

David Leviatan 18 Mendele Street Herzelia, Israel	Director	Director of Companies

Nachum Langental 3a Jabotinski Street, Ramat Gan, Israel	External Director	Director of Companies

Aliza Rotbard 6, Rosenblum Street; #6101 Sea & Sun Tel Aviv, Israel	External Director	CEO of DOORS Information Systems, Inc.

Azri Gonen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President	Executive Vice President of Clal Industries

Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and General Counsel	General Counsel of Clal Industries

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and Controller	Controller of Clal Industries

Gonen Bieber **** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President and Finance Manager	Finance Manager of Clal Industries

Guy Rosen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries

Boaz Simons 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Special Assistant to the CEO	Special Assistant to the CEO of Clal Industries

*         Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**       Mr. Darko Horvat is a citizen of Slovenia.
***     Mr. Mark Schimmel is a citizen of Great Britain.
****   Mr. Gonen Bieber is a dual citizen of Israel and the Republic of Germany.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 2

(Information provided as of December 10, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
Clal Electronics Industries Ltd.
Address is: 3 Azrieli Center, Triangle Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Gil Milner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Controller	Controller of Clal Industries

Gonen Bieber * 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and Finance Manager	Finance Manager of Clal Industries

Nitsa Einan 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	General Counsel	General Counsel of Clal Industries

*     Mr. Gonen Bieber is a dual citizen of Israel and the Republic of Germany.

Based upon information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 3

(Information provided as of December 10, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers, Directors and Persons Controlling
IDB Holding Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship the same as country of residence unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Co-CEO of Clal Industries, Vice President of Taavura Holdings

Avi Fischer 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Co-CEO of Clal Industries, Partner in Fischer, Behar, Chen & Co. law firm, Chairman of Ganden Tourism & Aviation Ltd., Vice-Chairman of Ganden Holdings Ltd., Director of Companies

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the Board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	CEO of Automobile Companies

Lior Hannes 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of Companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & CEO of UKI Investments

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	CEO of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and CEO	CEO of IDB Holding and IDB Development

Daniel Doron 16 Levy Eshkol Street, Tel Aviv, Israel	Independent Director	Business Consultant

Shmuel Lachman 9a Kehilat Jatomir Street, Tel Aviv, Israel	Independent Director	Information Technology Consultant

Rolando Eisen 2A Geiger Street Neveh Avivim, Tel Aviv, Israel	Independent Director	Director of Companies

Meir Rosenne 14 Aluf Simhony Street Jerusalem, Israel	Director	Attorney

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Holding and IDB Development

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Controller	Controller of IDB Holding and IDB Development

*         Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**       Mr. Darko Horvat is a citizen of Slovenia.
***     Mr. Jacob Schimmel is a citizen of Great Britain.
****   Dr. Zehavit Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Exhibit 4

(Information provided as of December 10, 2003 in response
to Items 2 through 6 of Schedule 13D)
Executive Officers and Directors of
IDB Development Corporation Ltd.
Address is: 3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel
(citizenship is Israel, unless otherwise noted)

Name and Address	Position	Principal Occupation

Nochi Dankner 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Chairman of the Board	Business Manager, Chairman and Director of Companies

Shelly Dankner-Bergman 12 Recanati St, Ramat-Aviv Gimel Tel-Aviv 69494, Israel	Director	Director of Companies

Zvi Livnat 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director	Co-CEO of Clal Industries, Vice President of Taavura Holdings

Isaac Manor* 26 Hagderot St. Savion, Israel	Director	Chairman of the Board of Automobile Companies

Dori Manor* 18 Hareches St. Savion, Israel	Director	CEO of Automobile Companies

Lior Hannes 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Tourism & Aviation Ltd., Director of companies

Refael Bisker 46 Rothschild Blvd., 22nd floor Tel-Aviv 66883, Israel	Director	CEO of Ganden Real Estate Ltd., Chairman & Director of Companies

Darko Horvat** 20 Kensington Park Gardens, London W113HD, UK	Director	Founder, owner and president of Aktiva group

Jacob Schimmel*** 54-56 Euston St. London NW1 U.K.	Director	Chairman & CEO of UKI Investments

Shaul Ben-Zeev Taavura Junction, P.O.Box 320 Ramla 72102, Israel	Director	CEO of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Director and CEO	CEO of IDB Holding and IDB Development

Abraham Ben Joseph 87 Haim Levanon St., Tel Aviv, Israel	Director	Director of Companies

Arnon Gafny 55 Moshe Kol St., Jerusalem, Israel	Independent Director	Economist

Rami (Avraham) Mardor 33 Haoranim St., Kfar Shmariyahu, Israel	Independent Director	Director of Companies

Zehavit Joseph**** 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of IDB Holding and IDB Development

Haim Tabouch 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Controller	Controller of IDB Holding and IDB Development

Avi Shani 3 Azrieli Center, Triangular Tower, Tel Aviv, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development

*          Mr. Isaac Manor and Mr. Dori Manor are dual citizens of Israel and France.
**        Mr. Darko Horvat is a citizen of Slovenia.
***      Mr. Jacob Schimmel is a citizen of Great Britain.
****    Dr. Zehavit Joseph is a dual citizen of Israel and the United States.

Based on the information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.